TYLER RESOURCES INC.

#500 – 926 - 5th Avenue, S.W.

Calgary, Alberta T2P 0N7

Canada

Phone: (403) 269-6753

Fax: (403) 266-2606

July 15, 2004

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Attention:

Jennifer Zatkowski, Esq.

Dear Ms. Zatkowski:

Re:

Tyler Resources Inc.

Form 20FR12G, SEC Commission No. 000-50827

File Number 14888692

Application to Withdraw Registration Statement

Tyler Resources Inc., a company formed under the laws of the Province of Alberta (“Registrant”) hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form 20F, filed on June 29, 2004, File Number 04888692, pursuant to the Securities Exchange Act of 1934.

The Registrant seeks the withdrawal in order to amend and re-file the Registration Statement to include additional information required by the Form 20F.

Sincerely,

TYLER RESOURCES INC.

/S/ Barbara O’Neill

PER:

Barbara O’Neill

Secretary